SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of  August, 2007

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

MATERIAL FACT

Sale of Cubatão and Limeira Units

São Paulo, August 1st, 2007 - Votorantim Celulose e Papel S.A. (NYSE: VCP/ Bovespa: VCPA4) and Suzano Papel e Celulose S.A. (“Suzano”) hereby announce that as part of the reorganization of Ripasa S.A. Celulose e Papel activities (“Ripasa”), they have signed, as of the current date, an agreement for the sale of their respective interests in the Ripasa’s units located in Cubatão and Limeira, to MD Papéis LTDA.

The aforementioned units were valued at the equivalent amount in reais of US$65,000,000 (Sixty Five million dollars), thus VCP and Suzano will each receive US$32,500,000 (Thirty Two and Five hundred million dollars). The closing of the transaction is expected to be up to November 1st 2007.

The Cubatão unit has a production capacity of approximately 61,000 tons per year of graphic, editorial and special printing and writing papers. The Limeira unit has a production capacity of approximately 58,000 tons per year of cardboard.

This transaction consolidates an important restructuring process of Ripasa and is aligned with the company’s commitment within CADE (Administrative Council for Economic Defense) related to the Ripasa’s acquisition.

***

Market Capitalization: R$ 9.2 billion US$ 4.8 billion Share price (07/31/07): VCPA4=R$ 44.70 ADR VCP =US$ 23.77 Number of shares: ON =105,702,452 PN = 98,443,055 Total = 204,145,507	Investor Relations: Valdir Roque, Director Andrea Kannebley, Manager Sandra Matsumoto Isabela Cadenassi Phone: (5511) 2138-4287/4361/4261 Fax: (5511) 2138-4066 ir@vcp.com.br www.vcp.com.br

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.
(Registrant)
Date: 8/1/2007	By:	/s/ Valdir Roque
Name: Valdir Roque
Title: Chief Financial Officer